SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 07 December, 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 Enclosures  1.  Director/PDMR Shareholding made on 05 October, 2009

 Enclosures  2.  Holding(s) in Company made on 06 October, 2009

 Enclosures  3. Transaction in Own Shares made on 13 October, 2009

 Enclosures  4. BT Global Services Completes French Disposal made on 15 October, 2009

 Enclosures  5. Transaction in Own Shares made on 27 October, 2009

 Enclosures  6. Total Voting Rightrs made on 30 October, 2009

 Enclosures  7. Transaction in Own Shares made on 03 November, 2009

 Enclosures  8. Transaction in Own Shares made on 13 November, 2009

 Enclosures  9. Holding(s) in Company made on 19 November, 2009

 Enclosures 10.Total Voting Rights made on 30 November, 2009

 Enclosures 11.Transaction in Own Shares made on 01 December, 2009

Enclosure 1.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
ROEL LOUWHOFF

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
ROEL LOUWHOFF

5
 I
n
dicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
NOTIFICATION IN RESPECT OF
A BENEFICAL
HOLDING OF THE PERSON REFERRED TO ABOVE
.
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
HSDL NOMINEES LIMITED
8 State the nature of the transaction
REINVESTMENT OF DIVIDENDS IN FURTHER SHARES
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
ROEL LOUWHOFF - 2,649
SHARES

 10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
1
3
6
.
17
 pence
14. Date and place of transaction
24
SEPTEMBER
 2009
 -
UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
ROEL LOUWHOFF
PERSONAL HOLDING: 329,083 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2007
:
48,488
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
148,267
SHARES
BT GROUP DEFERRED BONUS PLAN
 2009
:
85,327
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2007
:
 300,471 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:
 276,194 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2009
:
 458,014 SHARES

BT GROUP RETENTION SHARE PLAN
 2007
:
150,233
SHARES

16. Date issuer informed of transaction
05 OCTOBER
2009
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A ……………………
24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356 6
372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
0
5

OCTOBER

2009
END

Enclosure 2

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached		BT GROUP

2. Reason for Notification
An acquisition or disposal of voting rights							X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other: Please Specify
3. Full name of person(s) subject to the notification obligation				AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.
5.Date of the transaction and date in which threshold is crossed or reached				05/10/2009
6.Date on which issuer notified				06/10/2009
7. Threshold(s) that is/are crossed or reached:				DECREASE IN TOTAL HOLDINGS FROM 5.68% TO 4.63%

8. Notified details:
A: Voting rights attached to shares
Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
	440,386,039	440,386,039	87,325,848	87,325,848	271,972,078	1.13	3.51
3091357

B: Qualifying Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Expiration date	Exercise / conversion period	Number of voting rights that may be acquired if the instrument is exercised / converted				% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total A + B + C
Number of Voting Rights			% of voting rights
359,297,926			4.63%

Proxy Voting
10. Name of proxy holder:
11. Number of Voting rights Proxy Holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13.Additional Information:
14. Contact Name		Graeme Wheatley
15. Contact telephone number		020 7356 6372

Enclosure 3
Tuesday
13
October 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
885
 ordinary
 shares at a
 price of
61
 pence per share.
The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above
 transfer, BT Group plc holds 399,205,106
 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,752,021,923.

The above figure (7,752,021,923
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

October
15
, 2009

BT GLOBAL SERVICES
COMPLETES THE DISPOSAL
OF
DATA AND INFORMATION SYSTEMS MIGRATION
ACTIVITIES
IN
FRANCE

BT Global Services, a division of BT Group plc, today announces the sale of its French data and information systems migration activities for corporate customers following the successful conclusion of negotiations previously announced by SODIFRANCE, a publicly listed French company that provides computer services for large firms, especially in the Banking, Insurance, Pension and Public sectors. The sale will be effective as of 1 November 2009. The unaudited gross assets of the business being sold are €1.8 million as at 30 September 2009.

About BT
BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2009, BT Group's revenue was £21,390 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit
www.bt.com/aboutbt

About SODIFRANCE

SODIFRANCE, a French IT services provider created in 1986 and a listed company had revenues of €67.7m in 2008 with 900 employees as at 1 st
 November 2009 in France, Belgium and Tunisia.

SODIFRANCE is the specialist in Automated Transformation of information systems (Legacy Mdernization). SODIFRANCE's methodology and offerings allow to accelerate and secure the evolution of IS towards SOA, to adopt new technologies and respond to the evolution of the businesses of its customers. These offerings are developed by its R&D centre in software engineering and benefit from a strong technological lead.

Its
s
trong regional footprint (12 sites in France) allows SODIFRANCE to deliver services - consulting, development, integration, Third-Party Maintenance and training - close its customer base.

Delivering a great deal of projects, SODIFRANCE has set up an industrialized production model, based on a quality assessment with CMMI level 2.

*** ends ***

Enclosure 5.

Tuesday
27

October 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
900
 ordinary
 shares at a
 price of
111
 pence per share.
The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above
 transfer, BT Group plc holds 399,204,206
 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,752,022,823.

The above figure (7,752,022,823)
may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                                                                                                           = ends =

Enclosure 6.

Friday 30
October
<
2009

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group
 plc confirms that on
30
October

2009,
its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held
399,204,206
 ordinary shares as treasury shares and therefore, the total number of voting rights in BT
 Group plc on that date was
7,752,022,823.
The above figure (
7,752,022,823)
may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

 Enclosure 7
Tuesday 3
November
2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
4,104
 ordinary shares at
nil cost.
The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds
399,200,102
 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is
7,752,026,927

The above figure (7,752,026,927
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's
Disclosure and Transparency Rules.

= ends =

Enclosure 8
Friday
13
November
2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
6,908
 ordinary shares at
nil cost
. The transferred shares were all formerly held as treasury shares.

BT Group plc's
capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds
399,193,194
 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is
7,752,033,835

The above figure (
7,752,033,835)
may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's
Disclosure and Transparency Rules.

= ends =

Enclosure 9

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BT Group Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	17 November 2009
6. Date on which issuer notified:	18 November 2009
7. Threshold(s) that is/are crossed or reached:	From 4% - 3% (L&G)

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
ORD GBP 0.05	363,308,604	363,308,604	309,597,603	309,597,603		3.99

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument		Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total (A+B+C)
Number of voting rights				Percentage of voting rights
309,597,603				3.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (309,597,603 - 3.99% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (282,347,910 - 3.64% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) ( 282,347,910 -3.64% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 7,752,033,835
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

Enclosure 10

Monday 30 November 2009

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group
 plc confirms that on
30
November
2009,
its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held
399,193,194
 ordinary shares as treasury shares and therefore, the total number of voting rights in BT
 Group plc on that date was
7,752,033,835.
The above figure (
7,752,033,835)
may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 11

Tuesday
1
December 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
152,357
 ordinary
 shares at a
 price of
146
 pence per share.
The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above
 transfer, BT Group plc holds
399,040,837
ordinary shares as treasury shares. Therefore, the total number of votin
g rights in BT Group plc is 7,752,186,192.

The above figure (7,752,186,192)
may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 07 December, 2009